June 8, 2007
Mr. Robert Telewicz
Senior Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Liberty Property Limited Partnership File No. 1-13132 Form 10-K for the fiscal year ended December 31, 2006
Dear Mr. Telewicz,
We have received your May 24, 2007 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses.
Form 10-K for the year ended December 31, 2006
Item 2. Properties, page 17
SEC Comment:
1.	We do not object to the separate presentation of operating data (e.g., details of occupancy rates, lease expirations and geographic and industry diversification, etc.) for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. While you have provided separate presentation for lease expirations, we note that you have utilized combined presentation for certain operating data including occupancy rates. Please revise your presentation of operating data in future filings, as appropriate.
Company response:
In future filings, the Company will separately present operating data including occupancy rates for consolidated properties and for unconsolidated properties.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 32
SEC Comment:
2.	It appears that you are subject to fair value risk as it relates to your fixed rate debt. Explain to us how you considered the need to include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your fixed rate debt.

Liberty Property Limited Partnership, File No. 1-13132
June 8, 2007

Company Response:
In future filings, the Company will add disclosure to Item 7A. Quantitative and Qualitative Disclosures About Market Risk consistent with the disclosure in Footnote 2- Summary of Significant Accounting Policies, subheading Fair Value of Financial Investments, page 42.
Financial Statements
Note 4. Investments in Unconsolidated Joint Ventures, page 84
SEC Comment:
3.	We note your disclosure that the criteria for sales recognition in accordance with SFAS 66 have not been met in the Comcast Center transaction. Please tell us, in sufficient detail, how you evaluated this transaction and determined that accounting for this transaction as a financing arrangement was appropriate. Also, please tell us how you accounted for the sale of 75% equity interests in six distribution buildings as part of your Liberty Illinois, LP joint venture.
Company response:
Comcast Center Transaction
In April 2006, the Company entered into a joint venture with an affiliate of Commerzleasing und Immobilien AG, a wholly-owned subsidiary of Commerzbank AG, (“Commerz”), whereby the Company sold an 80% interest in the equity of Comcast Center. Under the terms of the joint venture agreement, the Company is obligated to complete development of the building. The Company bears the risk of all cost overruns. In addition, the Company has agreed to support the operations of the joint venture under an NOI Support Agreement for a period of up to seven years.
The Company has evaluated the transaction as a partial sale in accordance with paragraphs 33-34 of SFAS 66, as it has retained an equity interest in the joint venture. The Company is required to support the obligations of the joint venture to an extent greater than its proportionate interest as it is responsible for the funding of all cost overruns as well as its obligation under the NOI Support Agreement.
The Company has accounted for the transaction as a financing arrangement in accordance with SFAS 66, paragraph 25 which states: “If the seller has some continuing involvement with the property and does not transfer substantially all of the risks and records of ownership, profit shall be recognized by a method determined by the nature and extent of the sellers continuing involvement.”
Liberty Illinois, LP
In April 2006, the Company entered into a joint venture with the New York State Common Retirement Fund, (“NY Common”). The Company retained a 25% ownership position in the joint venture. The Company made a partial sale and profit was appropriately recognized as total sales proceeds were received at the closing of the transaction thereby making the collection of the sales price assured and the Company is not required to support the operations of the properties or its related obligations to an extent greater than its proportionate interest. In accordance with SFAS 66 paragraph 34, the Company recognized the part of the profit proportionate to the outside interests in the joint venture held by NY Common at the date of sale.

Liberty Property Limited Partnership, File No. 1-13132
June 8, 2007

Note 8. Owners’ Equity
Common Units, page 88
SEC Comment:
4.	We note your disclosure indicates that 4,189,967 common units in the operating partnership share proportionately in the net income and loss of the operating partnership. There is a significant variance between the number of common units disclosed above and the number of weighted average common units disclosed on page 76. Please tell us why there is such a large variance.
Company Response:
The 4,189,967 common units referenced in Note 8 are the common units held by persons and entities other than Liberty Property Trust, the general partner of Liberty Property Limited Partnership, which holds a number of common units equal to the number of outstanding common shares of beneficial interest. While the common units held by Liberty Property Trust are outstanding, and thus counted in the weighted average number of common units outstanding during any given period, Note 8 is intended to discuss the common units not owned by Liberty Property Trust in order to make clear that these common units receive the same quarterly distribution as are received, in the form of dividends, by the holders of common shares of Liberty Property Trust. In future filings, Note 8 will be revised to make clear this distinction.
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We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
George J. Alburger, Jr.
Executive Vice President
and Chief Financial Officer